UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
INICOR SUBSURFACE TECHNOLOGIES, INC.
(Name of Subject Company)
Alberta, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
SONDEX COMPLETION SYSTEMS, INC.
a wholly-owned subsidiary of
SONDEX PLC
(Bidder)
Common Shares
(Title of Class of Securities)
45770W201
(CUSIP Number of Class of Securities (if applicable))
Christopher J. Wilks
Unit 1, Saxony Way
Blackbushe Business Park, Yateley
Hampshire
GU46 6GY
United Kingdom
011+44 (0) 118 932 6755
(Name, address (including ZIP code) and telephone number (including area code) of person(s)
authorized to receive notices and communications on behalf of filing person)
With copies to:

Richard L. Wynne	Steven G. Pearson
Porter & Hedges, L.L.P.	Borden Ladner Gervais LLP
1000 Main Street, 36th Floor	1000 Canterra Tower
Houston, TX 77009	400 Third Avenue S.W.
(713) 226-6247	Calgary, Alberta, Canada T2P 4H2 (403) 266-1395
October 11, 2006
(Date tender offer first published sent or given to securityholders)

Calculation of Filing Fee*

Transaction Valuation	Amount of Filing Fee
$2,458,337	$264

* Estimated solely for the purpose of calculating the filing fee based on a transaction value equal to the product of the offer price of U.S. $3.31 per common share of the subject company and 742,700 common shares, which represents the number of common shares estimated to be held by United States holders. The amount of the filing fee calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of transaction value.
☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the Date of its filing.
Amount Previously Paid:
Registration No.:
Filing Party:
Form:
Date Filed:

2

PART I
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
PART II
PART III
PART IV
SIGNATURES
Exhibit Index
Offer to Purchase and Circular
Director's Circular Recommending Acceptance
Letter of Transmittal
Notice of Guaranteed Delivery

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents

Exhibit 1.1	Offer to Purchase and Circular dated October 11, 2006

Exhibit 1.2	Director’s Circular Recommending Acceptance dated October 11, 2006

Exhibit 1.3	Letter of Transmittal

Exhibit 1.4	Notice of Guaranteed Delivery
Item 2. Informational Legends
See “Notice to Shareholders in the United States” set forth on the cover page of the Offer to Purchase and Circular, dated October 11, 2006.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
Not applicable.

PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1. Undertakings
a. The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
b. The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender or exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
2. Consent to Service of Process
(a) At the time of filing this Schedule, the bidder shall file with the Commission a written irrevocable consent and power of attorney on Form F-X.
(b) Any change to the name or address of a registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURES
     By signing this Schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

SONDEX COMPLETION SYSTEMS, INC.

By:	/s/ Martin Perry Martin Perry
Chief Executive Officer

Date: October 11, 2006

Exhibit Index

Exhibit 1.1	Offer to Purchase and Circular dated October 11, 2006

Exhibit 1.2	Director’s Circular Recommending Acceptance dated October 11, 2006

Exhibit 1.3	Letter of Transmittal

Exhibit 1.4	Notice of Guaranteed Delivery